Exhibit 4.1

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND
LIMITATIONS

OF

SERIES E CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Executive Officer of Vaporin, Inc., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on August 29, 2014;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Amended and Restated Certificate of Incorporation of the Corporation, to provide by resolution or resolutions for the issuance of Fifty Million (50,000,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation, in such series and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series;

NOW, THEREFORE, BE IT RESOLVED:

Section 1. Designation and Authorized Shares. The Corporation shall be authorized to issue one-hundred (100) shares of Series E Preferred Stock, par value $0.0001 per share (the “Series E Preferred Stock”).

Section 2. Stated Value. Each share of Series E Preferred Stock shall have a stated value of $0.0001 per share (the “Stated Value”).

Section 3. Liquidation.

(a) Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, each holder of Series E Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than) the Stated Value. All preferential amounts to be paid to the holders of Series E Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of (i) any other class or series of capital stock whose terms expressly provide that the holders of Series E Preferred Stock should receive preferential payment with respect to such distribution (to the extent of such preference) and (ii) the Corporation’s Common Stock. If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series E Preferred Stock (or the holders of any class or series of capital stock ranking on a parity with the Series E Preferred Stock as to distributions in the event of a liquidation, dissolution or winding up of the Corporation) the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full.

(b) Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

Section 4. Voting. Except as otherwise expressly required by law, each holder of Series E Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series E Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock such shares of Series E Preferred Stock are convertible into at such time, but not in excess of the conversion limitations set forth in Section 5 herein. Except as otherwise required by law, the holders of shares of Series E Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

Section 5. Conversion.

(a) Conversion Right. Immediately following the Corporation’s filing with the Secretary of State of Delaware a Certificate of Amendment to the Corporation’s Certificate of Incorporation effecting a reverse split (the “Reverse Split”), through which each fifty shares of Common Stock issued and outstanding immediately prior to filing will automatically be reclassified and changed into one share of Common Stock, each share of Series E Preferred Stock will, automatically and without any action on the part of the holder, convert into fully paid and non-assessable shares of Common Stock in an amount equal to 285,714.29 shares of Common Stock for each one (1) share of Series E Preferred Stock held.

(b) Conversion Procedure. Immediately following effectiveness of the Reverse Split, each share certificate representing shares of Series E Preferred Stock will be deemed to represent a number of shares of Common Stock equal to the number of shares of Series E Preferred Stock shown on the certificate, multiplied by 285,714.29. Certificates representing the Common Stock will be issued within three (3) business days of surrender to the Company at its principal office of the share certificates representing the Series E Preferred Stock (the “Share Delivery Date”). Until such time as the certificate or certificates representing the Common Stock into which such shares of Series E Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series E Preferred Stock shall represent the shares of Common Stock into which such shares of Series E Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series E Preferred Stock.

(c) Buy-In. If, by the Share Delivery Date, the Corporation fails for any reason to deliver the shares of Common Stock issuable upon conversion of the Series E Preferred Stock, and after such Share Delivery Date, the converting holder purchases, in an arm’s length open market transaction or otherwise, shares of Common Stock (the “Covering Shares”) in order to make delivery in satisfaction of a sale of Common Stock by the converting holder (the “Sold Shares”), which delivery such converting holder anticipated to make using the shares to be issued upon such conversion (a “Buy-In”), the converting holder shall have the right to require the Corporation to pay to the converting holder the Buy-In Adjustment Amount. The Corporation shall pay the Buy-In Adjustment Amount to the converting holder in immediately available funds immediately upon demand by the converting holder. For purposes of this Certificate of Designation, the term “Buy-In Adjustment Amount” means the amount equal to the excess, if any, of (i) the converting holder’s total purchase price (including brokerage commissions, if any) for the Covering Shares associated with a Buy-In, over (ii) the net proceeds (after brokerage commissions, if any) received by the converting holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the converting holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In, with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which the Corporation will be required to pay to the converting holder will be $1,000.

Section 6. Other Provisions.

(a) Record Holders. The Corporation and its transfer agent, if any, for the Series E Preferred Stock may deem and treat the record holder of any shares of Series E Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

Section 7. Restriction and Limitations. Except as expressly provided herein or as required by law so long as any shares of Series E Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series E Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the Series E Preferred Stock.

Section 8. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Corporation, at any time while the Series E Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series E Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, each share of Series E Preferred Stock shall receive such consideration as if such number of shares of Series E Preferred had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

Section 9. Equal Treatment of Holders. No consideration (including any modification of this Certificate of Designation or related transaction document) shall be offered or paid to any person or entity to amend or consent to a waiver or modification of any provision of this Certificate of Designation or related transaction document unless the same consideration is also offered to all of holders of the outstanding shares of Series E Preferred Stock. For clarification purposes, this provision constitutes a separate right granted to each holder by the Corporation and negotiated separately by each holder, and is intended for the Corporation to treat all holders of the Series E Preferred Stock as a class and shall not in any way be construed as such holders acting in concert or as a group with respect to the purchase, disposition or voting of the Series E Preferred Stock or otherwise.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 29th day of August 2014.

By:	/s/ Scott Frohman
Name:	Scott Frohman
Title:	Chief Executive Officer